Dowling & Partners Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	11,753,641
Deposits with clearing organization		250,000
Syndicate designations and Institutional research receivable		151,062
Commissions receivable		18,223
Securities owned, at fair value (Note 3)		8,350,883
Fixed assets (Note 5)		16,949
Other assets		122,481
	$	20,663,239

Liabilities and Capital

Liabilities

Incentive compensation payable	$	4,095,305
Accounts payable and accrued expenses		584,408
Distribution payable to Parent Company		2,983,526
Total liabilities		7,663,239
Member equity		13,000,000
	$	20,663,239

The accompanying notes are an integral part of this financial statement.